Pricing Term Sheet September 10, 2009	Filed pursuant to Rule 433 Registration File No. 333-160235

Photronics, Inc.

9,638,554 Shares

Common Stock

Issuer:	Photronics, Inc., a Connecticut corporation.

Nasdaq Symbol:	PLAB

Shares Offered:	9,638,554 shares (or a total of 11,084,337 shares if the underwriters exercise their option to purchase up to 1,445,783 additional shares of common stock in full).

Trade Date:	September 10, 2009.

Settlement Date:	September 16, 2009.

Price to Public:	$4.15 per share

Underwriting Discounts and Commissions:	$0.22306 per share / $2,149,976 total.

Proceeds, Before Expenses, to the Issuer:	$3.92694 per share / $37,850,023 total.

Use of Proceeds:	The Issuer estimates that the net proceeds from this offering will be approximately $37.5 million ($43.2 million if the underwriters exercise their overallotment option to purchase up to 1,445,783 additional shares of common stock in full), after deducting the underwriting discount and estimated expenses payable by the Issuer. The Issuer intends to use the net proceeds from this offering, along with the net proceeds from the Concurrent Common Stock Offering, to repay a portion of the Issuer’s outstanding bank borrowings.

Concurrent Convertible Senior Notes Offering:	Concurrently with this offering, the Issuer also offered $50,000,000 aggregate principal amount of the Issuer’s 5.50% Convertible Senior Notes due 2014 ($57,500,000 aggregate principal amount if the underwriters exercise their option to purchase additional notes in full). The conversion rate will initially be 196.7052 shares of the Issuer’s common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $5.08 per share). The notes are being offered by a separate prospectus supplement. Neither this offering nor the convertible senior notes offering is conditioned upon the successful completion of the other offering.

Book-Running Manager:	Morgan Stanley & Co. Incorporated

Co-Managers:	Needham & Company, LLC, D.A. Davidson & Co. and Stifel, Nicolaus & Company, Incorporated.

CUSIP Number:	719405102

ISIN:	US7194051022

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Prospectus in that registration statement and the other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the Prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 or by email at prospectus@morganstanley.com.

This pricing term sheet supplements the Preliminary Prospectus Supplement for shares of common stock issued by Photronics, Inc. on September 9, 2009 relating to its Prospectus dated June 25, 2009. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying Prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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